VENABLE LLP

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Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

05010717

82-34813

August 24, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NW
Washington, DC 20549
Attention: Ms. Mary Cascio

SUPPL

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filing of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Press Release: Pharmaxis Lists ADRs on NASDAQ (dated August 23, 2005).

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes/fwb

Elizabeth R. Hughes

Enclosures

cc: David McGarvey

dlw 8/25

pharmaxis

ASX/ Media release **23 August 2005**

PHARMAXIS LISTS ADRs ON NASDAQ

Pharmaxis Ltd (ASX:PXS), announced today that it has received approval from NASDAQ to list its American Depositary Receipts (ADRs) on the NASDAQ National Market under the symbol PXSLY (CUSIP number: 71715J 10 5). No new shares will be issued in conjunction with the listing and one ADR will continue to be equivalent to 15 Pharmaxis ordinary shares. The Bank of New York remains the depositary bank.

Dr Alan Robertson, Chief Executive Officer at Pharmaxis said: "Our NASDAQ listing is important to Pharmaxis. The US capital markets are home to the majority of the world's emerging pharmaceutical companies and Pharmaxis will benefit from access to this market and coverage by US stock analysts. This is another step in the globalisation of our products and the internationalisation of our Australian based business".

The NASDAQ approval is subject to the company's registration statement (Form 20-F) being declared effective by the US Securities and Exchange Commission (SEC). The registration statement has been reviewed by the SEC under a confidential filing regime available to first time foreign applicants. The final Form 20-F was publicly filed overnight using the SEC's "Edgar" reporting system and the SEC has indicated that the Form 20-F should be processed and the ADRs registered on or about Thursday 26 August. Trading in Pharmaxis ADRs on NASDAQ should be possible immediately the ADRs are registered.

A copy of the Form 20-F registration statement filed with the SEC is available on the Pharmaxis website.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer
Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Released through:

Ashley Rambukwella – Financial & Corporate Relations
Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Achievements since listing include:

- Successful completion of Bronchitol Phase II study for bronchiectasis
- Successful completion of Aridol Phase III study for asthma testing
- Acceptance by the US FDA of Aridol as an Investigational New Drug (IND)
- Lodgement of marketing applications for Aridol in Australia and in Europe
- An AusIndustry's Pharmaceuticals Partnerships Program (P3) grant
- Orphan drug status granted in the USA for Bronchitol in bronchiectasis and cystic fibrosis

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS.

For further information, go to www.pharmaxis.com.au or call +61 2 9454 7200.

About American Depositary Receipts (ADRs)

ADRs are commonly used to fascilitate the holding and trading of non US securities by US residents which would otherwise be prohibited by US securities laws.

To obtain a NASDAQ listing of ADRs a foreign company must:

- File a registration statement on Form 20-F with the US SEC who review the statement and subsequently register the ADRs for trading in the US
- Include within the Form 20-F, financial statements prepared under US Generally Accepted Accounting Principles (US GAAP) or a reconciliation of local financial statements to US GAAP
- Comply with the Corporate Governance requirements of NASDAQ applicable to foreign companies
- Comply with the Corporate Governance requiremenst of the SEC applicable to foreign companies

To find out more about NASDAQ, go to http://www.nasd.com

To find out more about ADRs, go to http://www.adrbny.com

To see a PXSLY quote on NASDAQ, go to http://www.nasdaq.com